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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          ACT Teleconferencing, Inc.
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            (Exact name of registrant as specified in its charter)


              Colorado                                    85-1132665
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(State of incorporation or organization)   (I.R.S. Employer Identification No.


     1658 Cole Blvd., Suite 130, Golden, Colorado              80401
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        (Address of principal executive offices)             (Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

     Securities Act registration statement file number to which this form
relates:   N/A   (if applicable).
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     Securities to be registered pursuant to Section 12(b) of the Act:

                                     None

     Securities to be registered pursuant to Section 12(g) of the Act:

                              Title of each class
                              to be so registered
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                        Preferred Share Purchase Rights
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Item 1.  Description of Securities to be Registered.
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     On November 18, 1999, the Board of Directors of ACT Teleconferencing, Inc.
(the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share, no par value (the "Common Shares"), of the Company. The dividend is payable on December 10, 1999 (the "Record Date") to shareholders of record on that date.

     Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Series B Junior Participating Preferred Share, no par value (the "Preferred Shares"), of the Company at a price of $80 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of November 18, 1999, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (the "Rights Agent").

     Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date for the Rights will occur upon the earlier of:

     . the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Shares), or

     . the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Shares (or such later date as may be determined by the Board of Directors of the Company prior to a person or group of affiliated or associated persons becoming an Acquiring Person).

Until the Distribution Date,

     . the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares,

     . new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and

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     .  the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 10, 2009, unless extended or earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,

     . upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or

     . upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in the preceding bullet point).

The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Common Shares payable in Common Shares, or a subdivision, combination or consolidation of the Common Shares.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractional shares which are integral multiples of one one-hundredth (subject to adjustment) of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof a payment in cash is made based on the closing price (pro-rated for the fraction) of the Preferred Shares on the last trading date prior to the date of exercise.

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     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments. This will allow the holder to purchase, upon payment of $80.00, Common Shares to be issued by the Company that are valued at $160.00 at the prevailing market price.

     In the event that, on or after the Distribution Date or within 15 days prior thereto, the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold on or after the Distribution Date or within 15 days prior to the Distribution Date in one or a series of related transactions, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

     In certain events specified in the Rights Agreement, the Company is permitted to temporarily suspend the exercisability of the Rights.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange all or part of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares or equivalent securities at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

     At any time prior to the time that a person or group of affiliated or associated persons has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the "Redemption Price"), payable in cash. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Board of Directors and the Company shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement.

     The terms of the Rights may be amended by the Board of Directors of the Company, subject to certain limitations after the Distribution Date, without the consent of the holders of the Rights, including an amendment prior to the date a person or group of affiliated or

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associated persons becomes an Acquiring Person to lower the 20% threshold for exercisability of the Rights to not less than the greater of (i) the sum of
 .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (subject to certain exceptions) or (ii) 10%.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement (including all exhibits thereto) is attached to this Registration Statement as Exhibit 1 and is incorporated by reference herein. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.   Exhibits.
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     1.   Rights Agreement, dated as of November 18, 1999 between ACT
          Teleconferencing, Inc. and American Securities Transfer & Trust, Inc., as Rights Agent.

Signature
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     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ACT TELECONFERENCING, INC.


Date: November 18, 1999              By:  /s/ Gerald D. Van Eeckhout
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                                     Its: Chairman
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